SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  ALPNET, Inc.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                   021089 10 7
                                 (CUSIP Number)

                                 Mark Lancaster
                                     SDL plc
                          Butler House, Market Street,
                                   Maidenhead
                                Berkshire S16 8AA
                                 United Kingdom
                           Telephone: +44.162.841.0100

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                David E. Schulman
                                 Brian M. McCall
                                     Dechert
                                 2 Serjeant' Inn
                                 London EC4Y 1LT
                                 United Kingdom
                           Telephone: +44.207.583.5353

                                December 10, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                                  (Continued on following pages)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------------------------------------------------------
CUSIP NO. 021089 10 7
---------------------------------------------------------------------------

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                SDL PLC
---------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [ ]
---------------------------------------------------------------------------
3           SEC USE ONLY

---------------------------------------------------------------------------
4           SOURCE OF FUNDS
            WC
---------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               [ ]
---------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED KINGDOM
---------------------------------------------------------------------------
           NUMBER OF                7                          SOLE VOTING POWER
            SHARES
          BENEFICIALLY                          -0-
            OWNED BY            -------------------------------------------
             EACH
           REPORTING                8                        SHARED VOTING POWER
          PERSON WITH
                                                10,530,674
                                -------------------------------------------

                                    9                     SOLE DISPOSITIVE POWER

                                                -0-
                                -------------------------------------------
                                    10                  SHARED DISPOSITIVE POWER

                                                10,530,674
---------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,530,674
---------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                     [ ]
---------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.4%*
---------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            CO
---------------------------------------------------------------------------

     * The calculation of the foregoing percentage is based on the number of common shares of ALPNET disclosed by ALPNET in its Solicitation/Recommendation Statement on Schedule 14D-9 dated December 13,2001.

                                  SCHEDULE 13D
---------------------------------------------------------------------------
CUSIP NO. 021089 10 7
---------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                ARCTIC INC.
---------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [ ]
---------------------------------------------------------------------------
3           SEC USE ONLY

---------------------------------------------------------------------------
4           SOURCE OF FUNDS
            WC
---------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
---------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            UTAH
---------------------------------------------------------------------------
            NUMBER OF               7                         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                           -0-
            OWNED BY                ---------------------------------------
             EACH
           REPORTING                8                       SHARED VOTING POWER
          PERSON WITH
                                                10,530,674
                                    ---------------------------------------
                                    9                    SOLE DISPOSITIVE POWER

                                                -0-
                                    ---------------------------------------
                                    10                 SHARED DISPOSITIVE POWER

                                                10,530,674
---------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,530,674
---------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                 [ ]
---------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.4%*
---------------------------------------------------------------------------
14          TYPE OF REPORTING PESON*
            CO
---------------------------------------------------------------------------

     * The calculation of the foregoing percentage is based on the number of common shares of ALPNET disclosed by ALPNET in its Solicitation/Recommendation Statement on Schedule 14D-9 dated December 13,2001.

Item 1.  Security and Issuer.

     This statement relates to common shares, no par value (the "Shares"), of ALPNET, Inc., a Utah corporation ("ALPNET"), whose principal executive offices are located at 4460 South Highland Drive, Suite 100, Salt Lake City, Utah 84124-3543. The information set forth in the "Introduction" of the Offer to Purchase (the "Offer to Purchase") filed as Exhibit (a)(1)(A) to Schedule TO (the "Schedule TO") filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission ("SEC") on 13 December 2001 is incorporated herein by reference.

Item 2.  Identity and Background.

     The persons filing this statement are SDL plc ("SDL"), a company organized under the laws of England and Wales, for and on behalf of itself and Arctic Inc. ("Merger Sub" and together with SDL the "Reporting Persons"), a Utah corporation and a wholly-owned subsidiary of SDL.

     SDL is an  English  company  with its  principal  office  located at Butler
House, Market Street, Maidenhead, Berkshire S16 8AA, United Kingdom. The telephone number of SDL is +44.162.841.0100.

     Merger Sub is a Utah corporation with its principal office located at (care of SDL) Butler House, Market Street, Maidenhead, Berkshire S16 8AA, United Kingdom. The telephone number of Merger Sub is +44.162.841.0100. Merger Sub was incorporated on November 9, 2001, for the purpose of making a tender offer for all of the Shares and has engaged in no business other than in connection with the transactions contemplated by the Merger Agreement and the Stockholder Agreements (as defined below) and the making of a loan to ALPNET. The information set forth in the "Introduction", "Contacts and Transactions with the Company; Background of the Offer" and "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

     The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of SDL and Merger Sub are as set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

     Neither SDL, Merger Sub, nor, to their knowledge, any of the persons referred to in the preceding paragraph has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Offer (as defined below) is not conditioned upon SDL's or Merger Sub's ability to finance the purchase of Shares pursuant to the Offer. SDL and Merger Sub estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $7 million, plus approximately $1.5 million in related fees and expenses for SDL and Merger Sub. SDL has available to it sufficient funds to close the Offer and the Merger, and will cause Merger Sub to have sufficient funds available to close the Offer and the Merger. The information set forth in the "Introduction" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Purpose of Transaction.

     SDL and Merger Sub entered into separate Stockholder Agreements (collectively, the "Stockholder Agreements"), dated as indicated below, with each of the following: (i) Tail Wind Fund Ltd. and Resonance Limited, dated December 10, 2001, (ii) Koninklijke Machinefabriek Stork BV, dated December 11, 2001, (iii) Herbert F. Boeckmann, II, dated December 11, 2001, executed and received by Parent December 14, 2001, (iv) Michael Eichner, dated December 12, 2001 and (v) Jaap van der Meer, dated December 12, 2001(collectively, the "Stockholders") as a condition of and an inducement to SDL's and Merger Sub's willingness to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 12, 2001, by and among SDL, Merger Sub and ALPNET, by means of which SDL would acquire 100% of the Shares.

     Pursuant to the Merger Agreement, Merger Sub is offering to purchase all outstanding Shares at a price of $0.21 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that, subject to certain conditions, Merger Sub will be merged with and into ALPNET (the "Merger") with ALPNET continuing as the surviving corporation, wholly owned by SDL. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held by ALPNET, SDL, or Merger Sub, or owned by any subsidiaries of them, all of which will be cancelled and retired and shall cease to exist, and other than Shares that are held by shareholders, if any, who properly exercise their dissenters' rights under the Utah Business Code), will be converted into the right to receive $0.21 or any greater per Share price paid in the Offer in cash.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer at least 50.1% of the then outstanding Shares. The Offer is also subject to the satisfaction of certain other conditions described more fully in the Offer to Purchase, which is incorporated by reference in this
Item 4 in its entirety.

Concurrently with the execution of the Merger Agreement, SDL and Merger Sub entered into the Stockholder Agreements. The Stockholders have represented that collectively they own 10,530,674 Shares. As of October 31, 2001, the Stockholders' Shares represented 32.4% of the outstanding Shares based on 32,519,558 Shares outstanding as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ALPNET with the SEC on December 13, 2001 (the "14D-9"). Pursuant to the Stockholder Agreements, the Stockholders have agreed to tender all their Shares into the Offer no later than ten (10) days following commencement of the Offer. Each of the Stockholders has also (i) agreed to vote such Shares in favor of the Merger and (ii) granted to SDL a proxy with respect to voting such Shares.

     SDL anticipates that, if the Merger is completed in accordance with the Merger Agreement, ALPNET will become a wholly-owned subsidiary of SDL, that SDL will seek to cause the Shares to be delisted from quotation on the OTC Bulletin Board and that the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Other than as described in this Item 4 or incorporated herein by reference, SDL and Merger Sub have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although SDL and Merger Sub reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Stockholder Agreement).

     The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this statement is hereby incorporated by reference in this Item 4.

     References to, and descriptions of, the Merger Agreement and the Stockholder Agreements in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Stockholder Agreements, copies of which were filed as Exhibits (d)(1) and (d)(3)-(d)(7), respectively, to the Schedule TO and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Merger Sub and SDL, by reason of the execution and delivery of the Stockholder Agreements, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 10,530,674 Shares, representing 32.4% of the outstanding Shares based on 32,519,558 as reported in the 14D-9. Except as set forth in this Item 5, none of Merger Sub, SDL or, to their knowledge, any person listed in Schedule I to the Offer to Purchase, owns beneficially any Shares.

     Neither Merger Sub nor SDL have the sole power to vote or to direct the vote of any Shares. Neither Merger Sub nor SDL have the sole power to dispose or to direct the disposition of any Shares.

     Each of SDL and Merger Sub expressly disclaims beneficial ownership of the Shares owned by the Stockholders.

     (c) Except for the execution and delivery of the Stockholder Agreements and the Merger Agreement and commencement of the Offer, no transactions in the Shares were effected by Merger Sub, SDL or, to their knowledge, any person listed in Schedule 1 to the Offer to Purchase, during the 60 days prior to the date hereof.

     (d) Inapplicable.

     (e) Inapplicable.

     References to, and descriptions of, the Merger Agreement and the Stockholder Agreements in this Item 5 are qualified in their entirety by this reference to the Merger Agreement and the Stockholder Agreements, copies of which were filed as Exhibits (d)(1) and (d)(3)-d(7), respectively, to the Schedule TO and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement and in "Contacts and Transactions with the Company; Background of the Offer" of the Offer to Purchase is hereby incorporated by reference in this
Item 6. To SDL's and Merger Sub's knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of ALPNET.

Item 7.  Material to be Filed as Exhibits.

Exhibit    Description

1 Agreement and Plan of Merger dated as of December 12, 2001, among SDL plc, Arctic Inc. and ALPNET, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO).

2 Stockholder Agreement between The Tail Wind Fund, Ltd., Resonance Limited and SDL plc, dated December 10, 2001 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO)

3 Stockholder Agreement between Koninklijke Machinefabriek Stork BV, SDL plc and Arctic Inc., dated December 11, 2001 (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

4 Stockholder Agreement between Michael Eichner, SDL plc and Arctic Inc., dated December 12, 2001 (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

5 Stockholder Agreement between Jaap van der Meer, SDL plc and Arctic Inc., dated December 12, 2001 (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO).

6 Stockholder Agreement between Herbert F. Boeckmann, II, SDL plc and Arctic Inc., dated December 11, 2001, executed and received by Parent December 14, 2001 (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO).

7 Offer to Purchase, dated December 13, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

8          Joint Filing Agreement, dated December 20, 2001, between SDL plc and
           Arctic Inc.

                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 20, 2001


                                                     ARCTIC INC.

                                                     By: /s/ Mark Lancaster
                                                     Name:   Mark Lancaster
                                                     Title:  President

                                                     SDL PLC

                                                     By: /s/ Mark Lancaster
                                                     Name:   Mark Lancaster
                                                     Title:  Chairman and Chief
                                                             Executive Officer

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing of this Statement on
Schedule 13D including any amendments thereto.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  December 20, 2000.

                                                     ARCTIC, INC.

                                                     By: /s/ Mark Lancaster
                                                     Name:   Mark Lancaster
                                                     Title:  President


                                                     SDL PLC

                                                     By: /s/ Mark Lancaster
                                                     Name:   Mark Lancaster
                                                     Title:  Chairman and Chief
                                                             Executive Officer